UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

File No. 812-14031

In the matter of the Application of US Bancorp Fund Services, LLC; Radiance ETF Trust; Radiance Asset Management, LLC; and Quasar Distributors, LLC

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First Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

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All communications and orders to:

Eric W. Falkeis
US Bancorp Fund Services, LLC
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

With a copy to:

Patrick Daugherty Foley & Lardner LLP 321 N. Clark Street Suite 2800 Chicago, Illinois 60610-4764	Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, Wisconsin 53202

Page 1 of 47 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on July 23, 2012

TABLE OF CONTENTS
Page

I.	INTRODUCTION	2
A.	Summary of Application	2
B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission	3
II.	BACKGROUND	3
A.	General	3
B.	The Trust and the Initial and Future Funds	3
C.	The Initial Adviser and Sub-Advisers	3
D.	Distributor	3
E.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent	3
F.	Underlying Indexes and Licensing Arrangements	3
G.	The Calculation Agent	3
H.	Applicability to Initial and Future Funds	3
III.	APPLICANTS’ PROPOSAL	3
A.	Operation of the Funds	3
B.	Purchase and Redemption of Creation Units	3
C.	Depositary Receipts	3
D.	Applicability to Future Funds	3
E.	Likely Purchasers of Fund Shares	3
F.	Disclosure Documents	3
G.	Sales and Marketing Materials	3
H.	Availability of Information Regarding Fund Shares and Underlying Indices	3
I.	Dividend Reinvestment Service	3
J.	Shareholder Transaction Expenses	3
K.	Shareholder Reports	3
IV.	IN SUPPORT OF THE APPLICATION	3
A.	Summary of the Application	3
B.	Benefits of the Proposal	3
C.	The Product Does Not Raise Concerns	3
V.	REQUEST FOR ORDER	3
A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)	3
B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1	3
C.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)	3
D.	Exemption from the Provisions of Section 22(e)	3
E.	Exemptions from the Provisions of Section 12(d)(1)	3
VI.	EXPRESS CONDITIONS TO THE APPLICATION	3
A.	Exchange Traded Fund Relief	3
B.	Section 12(d)(1) Relief	3
VII.	PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES	3

i

I.	INTRODUCTION

A.	Summary of Application

In this First Amended and Restated Application (this “Application”), US Bancorp Fund Services, LLC (“USBFS”), Radiance ETF Trust (the “Trust”), Radiance Asset Management, LLC (the “Initial Adviser”) and Quasar Distributors, LLC (the “Distributor”) (USBFS, the Trust, the Initial Adviser and the Distributor, collectively, “Applicants”), apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and from Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”).

Applicants request that the Order apply to

•
The Initial Adviser and any other future investment advisers (“Future Advisers”) to a Fund (as defined below), all of which will be registered as investment advisers under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Any Future Advisers will be approved by the Board of Trustees of the Trust, including the trustees who are not interested persons (as defined in the Act) of the Trust, and the shareholder(s) of the applicable Fund, and will comply with the terms and conditions of this Application. The Initial Adviser and the Future Advisers together are each referred to as an “Adviser” and collectively as the “Advisers”.

•
The series of the Trust described herein and identified in Exhibit C (the “Initial Fund”), as well as to any other future series of the Trust and to any other future series of a registered open-end investment company sponsored by USBFS or an entity controlling, controlled by, or under common control with USBFS, as long as any such future series operates in accordance with the terms and conditions stated in this Application (“Future Funds”). Any Future Funds will comply with the terms and conditions of this Application. The Initial Fund and the Future Funds together are each referred to as a “Fund” and collectively as the “Funds”.

The requested Order would permit, among other things:

•
The shares of the Funds to trade on a national securities exchange as defined in Section 2(a)(26) of the Act (the “Exchange”) at negotiated market prices rather than at net asset value (“NAV”) per Share (as defined below);

•	The exchange-traded shares of each Fund (with respect to each Fund, its “Shares”) to be redeemable in large aggregations only;

•
Payment or satisfaction of redemptions by Foreign Funds (as defined below) to be provided in periods exceeding seven (7) calendar days up to a maximum of fourteen (14) calendar days under certain circumstances;

•	Certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds in connection with the “in-kind” purchase and redemption of the Shares;

•	Funds of Funds (as defined below) to acquire Shares of the Funds and shares of Actively-Managed Funds (as defined below) beyond the limitations in Section 12(d)(1)(A); and

•
The Funds and the Actively-Managed Funds, any principal underwriter for such fund and any Broker (as defined below) to sell Shares of the Funds or shares of the Actively-Managed Funds, as the case may be, to a Fund of Funds beyond the limitations in Section 12(d)(1)(B).

Applicants believe that (a) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (b) with respect to the relief requested pursuant to Section 17(b), the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned. The proposed transactions will be consistent with the investment objective and policy of each Fund, and the proposed transactions are consistent with the general purposes of the Act.

Applicants believe that the exemptive relief requested under Section 12(d)(1)(J) is appropriate. Section 12(d)(1)(J) of the Act provides that the U.S. Securities and Exchange Commission (the “Commission”) may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”1 Applicants believe that the conditions for relief, described at length herein, adequately address the concerns underlying Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and that a grant of relief would be consistent with Section 12(d)(1)(J) of the Act.

Applicants are requesting relief (i) under Section 12(d)(1)(J) of the Act to permit management investment companies and unit investment trusts (“UITs”) registered under the Act that are not sponsored or advised by an Adviser or any entity controlling, controlled by, or under common control with such Adviser, and are not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Funds or Actively-Managed Funds2 (such registered management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Funds of Funds”) to acquire Shares or shares of an Actively-Managed Fund beyond the limitations in Section 12(d)(1)(A), and the Funds or Actively-Managed Funds, and any principal underwriter for the Funds or Actively-Managed Funds, and any broker or dealer registered under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”, and any such persons registered under the Exchange Act, “Brokers”), to sell such Shares beyond the limitations in Section 12(d)(1)(B); and (ii) under Sections 6(c) and 17(b) of the Act from Sections 17(a)(1) and 17(a)(2) of the Act to permit a Fund or Actively-Managed Fund to sell its shares to and redeem its shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Funds of Funds of which the Funds or Actively-Managed Funds are affiliated persons, or affiliated persons of affiliated persons (“Fund of Funds Relief”).

Applicants ask that the requested Fund of Funds Relief apply to: (1) the Initial Fund and Future Funds; (2) Actively-Managed Funds; (3) any principal underwriter for the Funds or Actively-Managed Funds and any Brokers selling Shares of a Fund or shares of an Actively-Managed Fund to Funds of Funds, and (4) each Fund of Funds that enters into a written agreement with a Fund or Actively-Managed Fund regarding the terms of such Fund of Funds’ investment (the “FOF Participation Agreement”).3 The FOF Participation Agreement will require the Fund of Funds to adhere to the terms and conditions of the requested Order and participate in the proposed transactions in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgement from the Fund of Funds that it may rely on the Order requested herein only to invest in a Fund, or Actively-Managed Fund, as the case may be, and not in any other investment company.

Each Investing Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (the “Fund of Funds Adviser”) and may be sub-advised by one or more investment advisers within the meaning of Section 2(a)(20)(B) of the Act (each a “Fund of Funds Sub-Adviser”). Any investment adviser to a Fund of Funds will be registered under the Advisers Act. Each Investing Trust’s sponsor is the “Fund of Funds Sponsor” or “Sponsor”.

1     H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

2     The term “Actively-Managed Funds” as used in this Application refers to exchange-traded funds that utilize active management investment strategies, advised by an Adviser and in the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Funds.

3     Any Actively-Managed Fund that relies on Fund of Funds Relief granted by the requested Order will comply with the terms and conditions set forth in this Application and will with respect to the Fund of Funds Relief matters described in this Application otherwise be treated in the same manner as a Fund.

All existing entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of this Application. A Fund of Funds may rely on the Order only to invest in Funds and Actively-Managed Funds and not in any other registered investment company.

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission

Applicants seek relief to permit a Fund to issue exchange-traded shares, substantially similar to the relief granted by the Commission to applicants with respect to other open-end management investment companies currently operating exchange-traded funds (“ETFs”).4

II.	BACKGROUND

A.	General

Applicants intend to establish certain index-based market-basket investment products intended to be made available to both institutional and retail investors. The transactions contemplated by Applicants which are the subject of this Application involve establishing one or more registered investment companies. The Funds may be formed as separate trusts or as separate series of one or more trusts. Each Fund will hold certain equity and/or fixed income securities (“Portfolio Securities”) selected to correspond generally to the price performance or total return performance (or a combination thereof) of a specified index consisting solely of equity and/or fixed income securities (individually, an “Underlying Index” or “Index” and collectively, the “Underlying Indexes”). For purposes of this Application, references to Funds include the Initial Fund (as described below) and Future Funds. Certain of the Underlying Indexes will be solely comprised of equity and/or fixed income securities issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in US markets (“Domestic Indexes”). Other Underlying Indexes will be solely comprised of foreign equity and/or fixed income securities or a combination of domestic and foreign equity and/or fixed income securities (“Foreign Indexes”).

4     See In the Matter of Russell Investment Management et. al., IC Rel No. 29655 (April 20, 2011) (notice) and IC Rel. No. 29671 (May 16, 2011) (order) (the “Russell Order”); In the Matter of Pacific Investment Management Company LLC and PIMCO ETF Trust, IC Rel. No. 28723 (May 11, 2009) (notice) and IC Rel. No. 28752 (June 1, 2009) (order); In the Matter of IndexIQ ETF Trust, et al. IC Rel. No. 28638 (Feb. 27, 2009) (notice) and IC Rel. No. 28653 (Mar. 20, 2009); In the Matter of WisdomTree Investments Inc., et al., IC Rel. No. 27324 (May 18, 2006) (notice) and IC Rel. No. 27391 (Jun. 12, 2006) (order) (“WisdomTree”); In the Matter of Fidelity Commonwealth Trust, et al., IC Rel. No. 26166 (Aug. 22, 2003) (notice) and IC Rel. No. 26178 (Sept. 12, 2003) (order) (“Fidelity”); In the Matter of PowerShares Exchange-Traded Fund Trust, et al., IC Rel. No. 25961 (Mar. 4, 2003) (notice) and IC Rel. No. 25985 (Mar. 28, 2003) (order) (“PowerShares”); In the Matter of Rydex ETF Trust et al., IC Rel. No. 25948 (Feb. 27, 2003) (notice) and IC Rel. No. 25970 (Mar. 25, 2003) (order) (“Rydex ETF”); In the Matter of UBS Global Asset Management (US) Inc. and Fresco Index Shares Funds, IC Rel. No. 25738 (Sept. 18, 2002) (notice) and IC Rel. No. 25767 (Oct. 11, 2002) (order) (“Fresco”); In the Matter of Nuveen Exchange-Traded Index Trust, et al., IC Rel. No. 25409 (Feb. 5, 2002) (notice) and IC Rel. No. 25451 (Mar. 4, 2002) (order) (“Nuveen”); In the Matter of Vanguard Index Funds, et al., IC Rel. No. 24680 (Oct. 6, 2000) (notice) and IC Rel. No. 24789 (Dec. 12, 2000) (order) (“VIPERS”); In the Matter State Street Bank and Trust Company, et al., IC Rel. No. 24631 (Sept. 1, 2000) (notice) and IC Rel. No. 24666 (Sept. 25, 2000) (order) and In the Matter of the Select Sector SPDR Trust, et al., IC Rel No. 23492 (Oct. 20, 1998) (notice) and IC Rel. No. 23534 (Nov. 13, 1998) (order) (“Select Sector SPDRs”); In the Matter of Barclays Global Fund Advisors, et al., IC Rel. No. 24394 (Apr. 17, 2000) (notice) and IC Rel. No. 24451 (May 12, 2000) (order) and In the Matter of Barclays Global Fund Advisors, et al., IC Rel. No. 24393 (Apr. 17, 2000) (notice) and IC Rel. No 24452 (May 12, 2000) (order) (“iShares”); In the Matter of The Foreign Fund, Inc., et al., IC Rel. No. 21737 (Feb. 6, 1996) (notice) and IC Rel. No. 21803 (Mar. 5, 1996) (order) (“WEBS”); and In the Matter of CountryBaskets Index Fund. Inc. et al., IC Rel. No. 21736 (Feb. 6, 1996) (notice) and IC Rel. No. 21802 (Mar. 5, 1996) (order) and (“CountryBaskets Order”). Each of the above sought relief pursuant to Section 6(c) of the Act requesting exemptions under Sections 2(a)(32), 5(a)(1), and Rule 22c-1, and pursuant to Section 6(c) and Section 17(b) of the Act from the provisions of Section 17(a). PIMCO and IndexIQ also sought relief pursuant to Section 6(c) of the Act from the provisions of Sections 22(d) and 22(e), and pursuant to Section 12(d)(1)(J) of the Act from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B). VIPERS did not seek relief from Section 5(a)(1) of the Act. The Fresco, Nuveen, WEBS, iShares and CountryBaskets Applications sought relief from Section 22(e) of the Act. The Fidelity, PowerShares, Rydex, Fresco and VIPERS Applications each sought relief under Section 24(d) of the Act. See also, In the Matter of BLDRS Index Funds Trust, et al., IC Rel. No. 25772 (Oct. 17, 2002) (notice) and IC Rel. No. 25797 (Nov. 8, 2002) (order) (“BLDRS”); In the Matter of MidCap SPDR Trust, Series 1, IC Rel. No. 20797 (Dec. 23,1994) (notice) and IC Rel. 20844 (Jan. 18, 1995) (order) (“MidCap”); In the Matter of Diamonds Trust, et al., IC Rel. No. 22927 (Dec. 5, 1997) (notice) and IC Rel. No 22979 (Dec. 30, 1997) (order) (“Diamonds”); In the Matter of the Nasdaq 100 Trust, et al., IC Rel. No. 23668 (Jan. 27, 1999) (notice) and IC Rel. No. 23702 (Feb. 22, 1999) (order) (“Nasdaq-100 Trust”); and In the Matter of the SuperTrust Trust for Capital Market Fund, Inc., IC Rel. No. 17613 (Jul. 25, 1990) (notice) and IC Rel. 17809 (Oct. 19, 1990) (order) (“SuperTrust”), granting exemptions under Section 6(c) from Sections 4(2), 22(c) and Rule 22c-1 thereunder, and 22(d) of the Act and an order under Sections 11(a) and 11(c) of the Act approving the exchange of shares of Capital Market Fund, Inc. for units of beneficial interest (“SuperUnits”) of the SuperTrust, each separable at the option of the holder into two complimentary components of interest (“SuperShares”).

The Initial Fund will be organized as a separate series of the Trust. The Trust will be registered with the Commission as an open-end management investment company and will file a registration statement on Form N-1A with the Commission in respect of the Initial Fund it presently intends to offer.5 The Initial Fund will track an Index of selected equity securities; Future Funds may track Domestic Indexes or Foreign Indexes. Funds which track Domestic Indexes are referred to as “Domestic Funds” and Funds which track Foreign Indexes are referred to as “Foreign Funds”.

Only Shares combined into one or more groups of a fixed number of Shares (e.g., 50,000 Shares, with each group of a specified number of individual Shares collectively, a “Creation Unit”) will be redeemable. Each Fund will issue, on a continuous offering basis, its Shares only in Creation Units. Applicants expect that the initial price per Share of each Fund will fall in the range of $10 to $100.6 Accordingly, Applicants expect that the initial price of a Creation Unit will be between $500,000 (assuming the lowest price of $10 per Share) and $5,000,000 (assuming the highest price of $100 per share). Applicants have not yet established the initial value per Share for the Initial Fund.

The Trust, on behalf of the Initial Fund, will submit an application to list the Shares of the Initial Fund on an Exchange. Shares of Future Funds will be listed and traded individually on an Exchange. It is expected that one or more member firms of a listing Exchange will act as market makers for the Shares, whether or not “designated” as such by the Exchange (“Market Makers”) and maintain a market for Shares trading on the Exchange.7

Shares will not be individually redeemable; only Shares combined into Creation Units will be redeemable. Creation Units will not be listed or traded on an Exchange. Applicants intend that the NAV of the Shares will be established at a level convenient for trading purposes as discussed above.

Applicants believe this market-basket investment product must offer securities that will be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Units for redemption, if the intended objectives of the Funds are to be realized. In effect, the open-end structure of the Funds will permit efficiencies in pricing, be otherwise responsive to market needs and demands and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Finally, Applicants have determined that purchases and redemptions of Creation Units will be made generally by means of an “in-kind” tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described herein. This “in-kind” approach will minimize the need to liquidate Portfolio Securities to meet redemptions and to acquire Portfolio Securities in connection with purchases of Creation Units and should permit closer tracking of the Underlying Index. “In-kind” purchases and redemptions will be made only in Creation Units.

5     Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009) (“Release No. 28584”) before offering Shares.

6     Applicants believe that a conventional trading range will be between $10-$100 per Share and each Fund reserves the right to declare a stock split if the trading price over time exceeds such price.

7     If Fund Shares are listed on NASDAQ, no particular Market Maker will be contractually obligated to make a market in Fund Shares, although NASDAQ’s listing requirements stipulate that at least two Market Makers must be registered in Fund Shares to maintain the listing. Registered Market Makers are required to make a continuous, two-sided market at all times or they are subject to regulatory sanctions. No Market Maker or Specialist will be an affiliated person, or an affiliated person of an affiliated person, of a Fund, within the meaning of Section 2(a)(3) of the Act, except pursuant to Section 2(a)(3)(A) and (C) of the Act due to ownership of Fund Shares, as described below.

B.	The Trust and the Initial and Future Funds

The Trust, which is organized as a Delaware statutory trust, will be registered as an open-end management investment company. The Initial Fund will be a separate series of the Trust and will offer and sell Shares pursuant to a registration statement filed with the Commission under the Act and the Securities Act of 1933, as amended (the “Securities Act”). The Initial Fund will consist largely of some or all of the component securities (the “Component Securities”) of an Underlying Index.

The Trust is overseen by a Board of Trustees (“Board”). The Future Funds will also be open-end management investment companies or series thereof whose activities are overseen by a Board.8

Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any individual Fund will be marketed or otherwise held out as an “open-end investment company” or a “mutual fund” in light of the features (described herein) that make them significantly different from what the investing public associates with a traditional mutual fund. Instead, as applicable, the Funds will be marketed as an “index-based exchange-traded fund,” “ETF,” “index-based ETF,” an “investment company,” a “fund,” or a “Trust” offering Shares.

Each of the Funds intends to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). Among other things, each Fund must meet certain diversification tests imposed by the Code in order to satisfy RIC requirements.

C.	The Initial Adviser and Sub-Advisers

The Initial Adviser will be the investment adviser to the Initial Fund. The Initial Adviser and any Future Advisers will, in each case, possess full discretionary investment authority with respect to the applicable Fund or discrete portions of such Fund that includes the ability to appoint sub-advisers to such Fund. The Initial Adviser is a Delaware limited liability company, with its principal office located at 10 High Street, Suite 701, Boston, Massachusetts 02110. The Initial Adviser is registered with the Commission as an investment adviser under Section 203 of the Advisers Act. Any Future Advisers to Future Funds will be registered as investment advisers under Section 203 of the Advisers Act.

An Adviser may manage a Fund itself or may appoint one or more other investment advisers pursuant to a sub-advisory agreement (each such other adviser, a “Sub-Adviser”).9 Applicants will file an application for an order of the Commission pursuant to Section 6(c) of the Act granting an exemption from the provisions of Section 15(a) of the Act and Rule 18f-2 under the Act to the extent necessary to permit an Adviser to employ a manager-of-managers arrangement, as described in that application, without approval by the vote of a majority of the outstanding securities of each Fund employing that arrangement.10  Each Sub-Adviser will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

Each Adviser and Sub-Adviser may have a number of other clients, which may include open-end management investment companies that are registered under the Act, separately managed accounts for institutional investors, privately offered funds that are not deemed to be “investment companies” in reliance on Sections 3(c)(1), (3)(c)(7) or 3(c)(11) of the Act, and business development companies.

8     The term Board as used in this Application includes the board of directors or trustees of any Fund, and, with respect to the requested Funds of Funds Relief, the board of directors or trustees of any Actively-Managed Fund.

9     Applicants will file a separate application with the Commission for “manager of managers” relief to permit an Adviser to retain Sub-Advisers without obtaining a vote of shareholders to approve each Sub-Adviser’s advisory contract.

10 Applicants will also apply for an order under Section 6(c) of the 1940 Act exempting each Fund that employs the proposed manager-of-managers arrangement from certain disclosure obligations under forms and rules promulgated and administered by the Commission.

D.	Distributor

Quasar Distributors, LLC, 615 East Michigan Street, Milwaukee, Wisconsin 53202 will act as distributor for the Funds.  The Distributor is a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA), and will serve as the principal underwriter and distributor of the Funds.  The Distributor will distribute shares on an agency basis.

E.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent

Each Fund will have an administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent (“Transfer Agent”), dividend disbursing agent (“Dividend Disbursing Agent”) and may have a securities lending agent (“Securities Lending Agent”) of the Fund’s Portfolio Securities. The performance of the duties and obligations of each of these service providers will be conducted in accordance with the provisions of the Act and the rules thereunder. The Trust and the Securities Lending Agent will comply with guidelines of the Commission staff regarding the lending of portfolio securities of an open-end investment company. As discussed below, subject to the approval of the Board, an affiliate of an Adviser may provide administration, custody, fund accounting, securities lending, transfer agency, and dividend disbursement services to the Funds.

F.	Underlying Indexes and Licensing Arrangements

Applicants have based the Initial Fund on the Underlying Index identified in Exhibit C to this Application. The Initial Fund, and any Future Fund, will be authorized to use its Underlying Index.  Generally, this authorization will take the form of a licensing agreement with the entity that compiles, creates, sponsors or maintains an Underlying Index (each an “Index Provider”) or one or more sub-licensing arrangements pursuant to such licensing agreement with the Index Provider.

Generally, an Index Provider will not be an affiliated person, or a Second-Tier Affiliate (as defined below), of the Trust, the applicable Fund, the applicable Adviser, any promoter of the applicable Fund, any Sub-Adviser of the applicable Fund or the Distributor.  An Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities.  In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of Component Securities, the inclusion or exclusion of specific Component Securities, or methodology for the calculation or the return of Component Securities, in advance of a public announcement of such changes by the Index Provider.

G.	The Calculation Agent

An Adviser will enter into an agreement (“Calculation Agent Agreement”) with one or more unaffiliated parties to act as “Calculation Agent”.  The Calculation Agent is not, and will not be, an affiliated person, as such term is defined in the Act, or a Second-Tier Affiliate, of the applicable Fund, the Adviser to such Fund, any Sub-Adviser to such Fund, any promoter of such Fund or the Distributor.

H.	Applicability to Initial and Future Funds

The Initial Fund and each Future Fund will be authorized to use its Underlying Index.  Each Fund will invest in Portfolio Securities consisting of some or all of the Component Securities of its Underlying Index, as discussed below.

Certain Underlying Indexes may fail the RIC diversification tests because the weighting of one or more stocks included in such Index may exceed the limits imposed by the Code. In such instance, the Adviser or the Sub-Adviser will utilize the representative sampling technique to solve such RIC diversification problems in the manner discussed below.

III.	APPLICANTS’ PROPOSAL

A.	Operation of the Funds

1.	Capital Structure and Voting Rights; Book-Entry

Beneficial Owners, as defined below, of a Fund will have one vote per Fund Share with respect to matters for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and Delaware statutory trust law. Fund Shares will be registered in book-entry form only. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the “Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Fund Shares. Beneficial ownership of Shares (owners of such beneficial interest referred to herein as “Beneficial Owners”) will be shown on the records of DTC or DTC participants (e.g., brokers, banks, trust companies, and other financial institutions) (“DTC Participants”). Beneficial Owners of Fund Shares will exercise their rights in such securities indirectly through the Depository and DTC Participants. Beneficial Owners of Fund Shares will receive all of the notices, statements, shareholder reports and other communications required under the Act and other applicable laws. No Beneficial Owner shall have the right to receive a certificate representing Fund Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at the Fund’s expense through the customary practices and facilities of the Depository and the DTC Participants.

2.	Investment Objectives

The investment objective of each Fund will be to provide investment returns that closely correspond, before fees and expenses generally, to the price and yield performance of its Underlying Index. In seeking to achieve the respective investment objective of each Fund, the Adviser and/or Sub-Adviser may utilize a “replication” strategy (as described below), or a “representative sampling” strategy to track its Underlying Index. Using the sampling strategy, the Adviser or Sub-Adviser will select each security for inclusion in the Fund’s portfolio to have aggregate investment characteristics, fundamental characteristics, and liquidity measures similar to those of the Fund’s Underlying Index, taken in its entirety. If representative sampling is used, a Fund will not be expected to track its Underlying Index with the same degree of accuracy as a Fund employing the replication strategy. A Fund using a replication strategy will invest in substantially all of the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. A Fund utilizing a representative sampling strategy generally will hold a significant number of the Component Securities of its Underlying Index, but it may not hold all of the Component Securities of its Underlying Index. This may be the case, for example, when there are practical difficulties or substantial costs involved in compiling an entire Underlying Index or when a Component Security of an Underlying Index is illiquid. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of its Underlying Index or to maintain RIC compliance. Applicants expect that each Fund will have a tracking error relative to the performance of its Underlying Index of no more than five percent (5%), net of fees or expenses.

At least 80% of each Fund’s total assets will be invested in Component Securities of its respective Underlying Index, or in the case of Domestic Funds, in Component Securities of its respective Underlying Index and TBA Transactions (as defined below) representing Component Securities, and in the case of Foreign Funds, in Component Securities and Depositary Receipts (as defined below) representing such Component Securities. Each Fund may also invest the remaining 20% of its total assets in securities not included in its Underlying Index (the “20% asset basket”). For example, a Fund may invest in securities that are not components of its Underlying Index in order to reflect various corporate actions (such as mergers) and other changes in such Index (such as reconstitutions, additions and deletions). Any security selected by the Adviser or Sub-Adviser for inclusion in the Fund’s 20% asset basket, as the case may be, will be selected based on the Adviser’s or the Sub-Adviser’s belief that such an investment will assist the Fund in tracking the performance of its Underlying Index. As long as each Fund invests at least 80% of its total assets in Component Securities of its Underlying Index, each Fund may invest its other assets in futures contracts, options on futures contracts, options and swaps, as well as cash and cash equivalents and other investment companies11 all in accordance with the requirements of the Act and rules promulgated thereunder.

11 Each Fund is permitted to invest in shares of other ETFs (including other Funds) to the extent that such investment is consistent with the Fund’s investment objective, registration statement, and any applicable investment restrictions. Such investments would be made through purchases of shares in the secondary market or through receipt of shares as part of the Deposit Securities, as defined below, contributed to a Fund through the in-kind purchase of one or more Creation Units. A Fund would only hold shares of another ETF if doing so was in the best interest of the investing Fund such as, for example, where doing so would improve the liquidity, tradability or settlement of the Portfolio Securities, thereby potentially reducing the costs of creation and redemption activity, or help the Fund track its Underlying Index. For example, a Fund might invest in shares of a single ETF instead of shares of one or more Component Securities in its Underlying Index. The ability to submit or receive a single easily tradable security (i.e., shares of an ETF) as a substitute for a group of Portfolio Securities is expected to decrease the costs of creation and redemption activity, particularly for Funds that invest in multiple non-U.S. markets and especially for non-U.S. securities subject to transfer restrictions or stamp (transaction) taxes in their home markets. The decreased costs should improve the efficiency of the creation and redemption process and facilitate more efficient arbitrage activity, while at the same time permitting the Fund to obtain exposure to Component Securities in its Underlying Index through its investment in a single ETF holding similar securities. Further, in some circumstances, an ETF may itself be a component of the Underlying Index.

However, no Fund that invests in securities of other investment companies or companies relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission for short term cash management purposes, may rely on the 12(d)(1)(A) Relief to sell Shares to other investment companies in excess of the limits in section 12(d)(1)(B) of the Act.

3.	Listing and Trading

The Trust intends to submit an application to list the Shares on an Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Shares. The principal secondary market for the Shares will be the Exchange on which they are primarily listed, as applicable (the “Primary Listing Exchange”). The Distributor will not maintain a secondary market in Shares. Shares traded on the Primary Listing Exchange or other Exchange will be traded in a manner similar to SPDRs, MidCap SPDRs, DIAMONDS, and iShares and it is expected that one or more Exchange member firms will be designated to act as a specialist or market maker and maintain a market for the Shares trading on the Primary Listing Exchange or such other Exchange.12 No Exchange Specialist for Shares of any Fund will be an affiliated person of the Fund, except under Section 2(a)(3)(A) of the Act solely due to ownership of shares.

B.	Purchase and Redemption of Creation Units

1.	Placement of Orders to Purchase Creation Units

a.	General

In order to keep costs low and, potentially, permit closer tracking of each Fund’s Underlying Index, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified securities (“Deposit Securities”), and shareholders redeeming their Shares will receive an in-kind transfer of specified securities (“Redemption Securities”).13

On any given Business Day, the names and quantities of the securities that constitute the Deposit Securities and the names and quantities of the securities that constitute the Redemption Securities will be identical, unless the Fund is Rebalancing (as defined below). In addition, the Deposit Securities and the Redemption Securities will each correspond pro rata to the positions in the Fund’s portfolio (including cash positions),14 except:

12 Each specialist or market maker designated as such for a particular Fund listed on an Exchange is referred to as the “Exchange Specialist.”

13 The Funds must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit Securities and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

14 The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business Day.

(i)	in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(ii)	for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;15

(iii)	TBA Transactions16, derivatives and other positions that cannot be transferred in-kind17 will be excluded from the Deposit Securities and the Redemption Securities.18

(iv)	to the extent the Fund determines, on a given Business Day, to use a representative sampling of the Fund’s portfolio;19 or

(v)	for temporary periods, to effect changes in the Fund’s portfolio as a result of the rebalancing of its Underlying Index (any such change, a “Rebalancing”).

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Deposit Securities or Redemption Securities exchanged for the Creation Unit, the party conveying securities with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”). A difference may occur where the market value of the Deposit Securities or Redemption Securities, as applicable, changes relative to the net asset value of the Fund for the reasons identified in clauses (i) through (v) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in-kind, solely under the following circumstances:

(i)	to the extent there is a Cash Amount, as described above;

(ii)	if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(iii)
if, upon receiving a purchase or redemption order from an Authorized Participant, as defined below, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;20

15 A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

16 A “TBA Transaction” or “to-be-announced transaction” is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Redemption Security.

17 This includes securities that can be transferred in-kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

18 Because these securities will be excluded from the Deposit Securities and the Redemption Securities, their value will be reflected in the determination of the Cash Amount (defined below).

19 A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund’s portfolio; (ii) consists entirely of securities that are already included in the Fund’s portfolio; and (iii) is the same for all Authorized Participants on a given Business Day.

20 In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

(iv)
if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Securities or Redemption Securities, respectively, solely because: (1) such securities are not eligible for transfer through either the NSCC Process or DTC Process; or (2) in the case of Foreign Funds, such securities are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(v)
if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Securities or Redemption Securities, respectively, solely because: (1) such securities are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (2) such securities are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (3) a holder of Shares of a Fund holding non-U.S. investments would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in-kind.21

Each Business Day, before the open of trading on the Listing Exchange, the Fund will cause to be published through the NSCC the names and quantities of the securities comprising the Deposit Securities and the Redemption Securities, as well as the estimated Cash Amount (if any), for that day.22 The list of Deposit Securities and Redemption Securities will apply until a new list is announced on the following Business Day, and there will be no intra-day changes to the list except to correct errors in the published list.

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either: (1) a “participating party,” i.e., a Broker or other participant in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC, or (2) a DTC Participant, which in any case, has executed a participant agreement with the Distributor. Investors may obtain a list of Authorized Participants from the Distributor. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.

b.	NSCC Clearing Process, DTC Process and Process for the Funds

Purchase orders for creations and redemptions of each Fund’s Creation Units will be processed either through an enhanced clearing process or through a manual clearing process as described immediately below.23

For Domestic Funds holding equity securities, the enhanced clearing process is available only to those DTC Participants that also are participants in the CNS System of the NSCC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of domestic ETF securities, such as Domestic Equity Fund Shares. The enhanced clearing process (the “NSCC Clearing Process”) simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the manual clearing process (the “DTC Process”), which is available to all DTC participants, involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the movement of hundreds of securities, DTC will charge a Fund more than NSCC to manually settle a purchase or redemption of Creation Units.

For Foreign Funds, the purchase of a Creation Units will operate as follows. Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Custodian, as defined below. The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner, the relevant Deposit Securities (or the cash value of all or a part of such securities, in the case of a permitted or required cash purchase or “cash in lieu” amount), with any appropriate adjustments as determined by the Fund. Deposit Securities must be delivered to the accounts maintained at the applicable sub-custodians. The sub-custodians will confirm to the Custodian that the required securities have been delivered, and the Custodian will notify the Adviser and Distributor. The Distributor will then furnish the purchaser with a confirmation and Prospectus.

21 A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (v)(1) or (v)(2).

22 If the Fund is Rebalancing, it may need to announce two estimated Cash Amounts for that day, one for deposits and one for redemptions.

23 Settlement and clearing of foreign equity securities presently cannot be made using either the NSCC Clearing Process or the DTC Process. This is true for current ETFs which hold foreign securities (see International iShares and the International Vanguard ETFs, for example).

Except as described below, Fund Shares and Deposit Securities of the Domestic and Foreign fixed income Funds will clear and settle in the same manner as the Fund Shares and Deposit Securities of the Domestic and Foreign equity Funds. The fixed income Fund Shares and Deposit Securities will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities.24  Deposit Securities that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Fund Shares will settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Securities and will instruct the movement of Fund Shares only upon validation that such securities have settled correctly. The settlement of Fund Shares will be aligned with the settlement of the underlying Deposit Securities and will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Domestic and Foreign fixed income Fund. Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Domestic and Foreign fixed income Fund Shares.

Each Fund recoups the settlement costs charged by NSCC and DTC by imposing a transaction fee (“Transaction Fee”) on investors purchasing or redeeming Creation Units. For this reason, investors purchasing or redeeming through the DTC process generally will pay a higher Transaction Fee than will investors doing so through the NSCC Process.

c.           Transaction Fees

The Transaction Fees will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined by the Adviser to be appropriate in order to defray the transaction expenses that will be incurred by a Fund when investors purchase or redeem Creation Units.25  The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.26  Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio Securities. Variations in the Transaction Fee may be imposed from time to time.

d.           Timing and Transmission of Purchase Orders

All orders to purchase Creation Units, whether through the NSCC Process or the DTC Process, must be received by the Distributor no later than the NAV calculation time (“NAV Calculation Time”), generally 4:00 p.m. ET on the date the order is placed (the “Transmittal Date”) in order for the purchaser to receive the NAV determined on the Transmittal Date.

The Distributor will transmit all purchase orders to the relevant Fund. The Fund and/or the Distributor may reject any order that is not in proper form. After a Fund has accepted a purchase order and received delivery of the Deposit Securities and any accompanying cash payment, NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor will furnish a Prospectus and a confirmation to those placing purchase orders and will maintain a record of the instructions given to a Fund to implement delivery of its Shares.

24 See In the Matter of iShares Trust, et al., Investment Company Act Release No. 25622 (June 25, 2002), as amended.

25 In all cases, the Transaction Fees will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

26 Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Securities, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Securities.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Trust of the Deposit Securities and the payment of any cash portion of the purchase price have been completed. Notwithstanding the foregoing, to the extent contemplated by the agreement between the Distributor and an Authorized Participant (a “Participant Agreement”), Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Deposit Securities and cash payment have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities or cash payment as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of purchasing such securities and the value of the collateral.

2.	Payment for Creation Units

a.	Domestic Funds

Orders to purchase Creation Units placed using the DTC Process must be delivered through an Authorized Participant. Authorized Participants wishing to place an order creating Creation Units to be effected using the DTC Process must state that they are not using the NSCC Process and that the creation of Creation Units will instead be effected through a transfer of securities and cash. The transfer must be ordered on the Transmittal Date in a timely fashion so as to ensure the delivery of the requisite number of Deposit Securities through DTC to the account of the Fund by no later than 11:00 a.m. ET of the next Business Day immediately following such Transmittal Date. The cash equal to the Cash Amount must be transferred directly to the Fund through the Federal Reserve Bank wire transfer system in a timely manner so as to be received by the Fund no later than 2:00 p.m. ET on the next Business Day immediately following the Transmittal Date. An order to create Creation Units using the DTC Process is deemed received by the Distributor on the Transmittal Date if (i) such order is received by the Distributor not later than the NAV Calculation Time on such Transmittal Date; and (ii) all other procedures set forth in the Participant Agreement are properly followed. However, if the Fund does not receive both the requisite Deposit Securities and the Cash Amount in a timely fashion on the next Business Day immediately following the Transmittal Date, such order will be canceled. Upon written notice to the Distributor, such canceled order may be resubmitted the following Business Day using the Deposit Securities and Cash Amount for that Business Day. The delivery of Creation Units purchased through the DTC Process will occur within the normal settlement cycle, currently no later than the third (3rd) Business Day following the day on which the creation order is deemed received by the Distributor.

b.	Foreign Funds

The purchase of a Creation Unit of a Foreign Fund will operate as follows. Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and Custodian. The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Deposit Securities (or the cash value of all or a part of such securities, in the case of a permitted cash purchase or “cash in lieu” amount), with any appropriate adjustments as determined by the Fund. Deposit Securities must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the Act.

In the case of each of the Domestic Funds and the Foreign Funds, the securities and the number of shares of the Deposit Securities required for each Fund will change as rebalancing adjustments and corporate action events are reflected from time to time by the Adviser or Sub-Adviser in light of the investment objective of such Fund. The composition of the Deposit Securities may also change in response to adjustments to the weighting or composition of the Component Securities in the relevant Underlying Index.

Applicants reserve the right to permit a purchasing investor to substitute an amount of cash to replace any prescribed Deposit Security.27  Any security that a Fund accepts that is not in the Fund’s Underlying Index will be held by the Fund in its 20% asset basket. Substitution might be permitted, for example, because one or more Deposit Securities: (i) may be unavailable, or may not be available in the quantity needed; (ii) may not be eligible for transfer through the NSCC Process; or (iii) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. Brokerage commissions incurred by a Fund to acquire any Deposit Security are expected to be immaterial, and in any event, the Adviser may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the purchaser.

27 In certain circumstances, an investor that tenders a non-conforming basket of Deposit Securities will need to purchase Creation Units through the DTC Process because the NSCC Process can only handle non-conforming deposits in specified situations.

3.	Redemption

Just as Fund Shares can be purchased from a Fund only in Creation Units, such Fund Shares similarly may be redeemed only if tendered in Creation Units (except in the event the Fund is liquidated). To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant. As required by law, redemption requests in good order will receive the NAV next determined after the request is received. Therefore, all redemption requests received by the Funds prior to the NAV Calculation Time will receive the NAV determined immediately thereafter, whereas all redemption requests received by the Funds after the NAV Calculation Time will receive the NAV calculated on the immediately following Business Day. The Trust has, pursuant to its organizational documents, the right to make redemption payments in respect of a Fund in cash, in-kind or a combination of both, provided the value of its redemption payments on a Creation Unit basis equals the NAV times the appropriate number of Fund Shares of such Fund. Applicants currently contemplate that Creation Unit of each Fund will be redeemed principally in-kind (together with a balancing cash payment), except in certain circumstances in which Creation Units may be redeemed in exchange for cash.

In the case of a redemption request made through the DTC Process, such request must be preceded or accompanied by the requisite number of Fund Shares specified, which delivery must be made through DTC to the Fund no later than 11:00 a.m. ET on the next Business Day immediately following the Transmittal Date and all other procedures set forth in the Participant Agreement must be properly followed. When using the DTC Process, an in-kind redemption involves delivery of Shares in Creation Units from the entity placing the request to the Fund corresponding with a delivery of the requisite amounts of each of the underlying Portfolio Securities from the Fund to the entity placing the redemption request. The DTC Process involves a non-automatic line-by-line position movement of the underlying Portfolio Securities and Fund Shares. Therefore, both the Fund and the entity placing the request will be required to reconcile delivery and receipt of the correct share amounts for the transfer of Shares and the corresponding transfer of each underlying Portfolio Security. Transmission of the Cash Amount and the Transaction Fee (which includes the processing, settlement and clearing costs associated with securities transfers) must be accomplished in a manner acceptable to the Fund, normally through a DTC cash transfer system. An entity redeeming Shares in Creation Units using the DTC Process will be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Clearing Process.

For Foreign Funds, a redemption request will not be made through DTC. Creation Units of each Fund will be redeemed principally in-kind, except in certain circumstances. However, the Fund has the right to make redemption payments in cash, in-kind, or a combination of each, provided that the value of its redemption payments equals the NAV of the Shares tendered for redemption. The Fund may make redemptions partly or wholly in cash in lieu of transferring one or more of its Portfolio Securities to a redeeming investor if the Fund determines, in its discretion, that such alternative is warranted due to unusual circumstances. This could happen if the redeeming investor is unable, by law or policy, to own a particular security. For example, a foreign country’s regulations may restrict or prohibit a redeeming investor from holding shares of a particular issuer located in that country. The Adviser may adjust the Transaction Fee imposed on a redemption wholly or partly in cash to take into account any additional brokerage or other transaction costs incurred by the Fund.

Shares in Creation Units will be redeemable on any Business Day for the Redemption Securities. The Adviser or Sub-Adviser will publish daily the list of Redemption Securities. Depending on whether the NAV of a Creation Unit is higher or lower than the market value of the Redemption Securities, the redeemer of a Creation Unit will either receive from or pay to the Fund, a balancing amount in cash. A redeeming investor may pay a Transaction Fee, imposed in the same manner as the Transaction Fee incurred in purchasing such Shares of Creation Units.

A Fund may make redemptions partly in cash in lieu of transferring one or more Redemption Securities to a redeeming investor if the Fund determines, in its discretion, that such alternative is warranted.28 This could happen if the redeeming investor is unable, by law or policy, to own a particular Redemption Security. For example, a redeeming investor may be an investment-banking firm or broker-dealer restricted from holding shares of a company whose securities it recently underwrote.29

The right to redeem Fund Shares will not be suspended nor payment upon redemption delayed, consistent with Section 22(e) of the Act and Rule 22e-2 under the Act, except as subsequently provided in the request for relief from Section 22(e) with respect to certain Foreign Funds.

4.	Pricing of Shares

The price of Fund Shares will be based on a current bid/offer in the secondary market. The price of Fund Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by the Fund. Fund Shares, available for purchase or sale on an intra-day basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Therefore, prices on an Exchange may be below, at, or above the most recently calculated NAV of such Fund Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the purchases or sales of Fund Shares on an Exchange will be subject to customary brokerage fees and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for Fund Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Securities and the estimated Cash Amount, will be key features of the Trust particularly attractive to certain types of investors. The pricing of Fund Shares by means of bids and offers on an Exchange would be similar to the pricing of shares of many other ETFs.

The pricing of Fund Shares by means of bids and offers in the secondary market is not novel. This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance. This also is the method employed by QQQQs, BLDRS, SPDRs, MidCap SPDRs, DIAMONDS, iShares and Select Sector SPDRs, whose individual securities all trade in the secondary market. The Applicant has been informed that QQQQs, BLDRS, SPDRs, MidCap SPDRs, DIAMONDS, iShares and Select Sector SPDRs have traded at, or very close to, their respective NAVs since their trading commenced. Like those products, the price at which Fund Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV, which, Applicants believe, should ensure that Fund Shares similarly do not trade at a material premium or discount in relation to NAV.

C.	Depositary Receipts

Each Fund is subject to representations as to the percentage of its portfolio that will be invested in Component Securities of its Underlying Index. As discussed above, it is represented that each Fund will invest at least 80% of its assets in Component Securities. Although each Fund seeks to reserve the ability to invest in Depositary Receipts representing Component Securities, it is not anticipated that any of the Funds will invest a significant portion of its assets in Depositary Receipts. Applicants intend that any Foreign Fund would be able to treat Depositary Receipts that represent Component Securities of its Underlying Index as Component Securities for purposes of any requirements related to the percentage of Component Securities held in a Foreign Fund’s portfolio.

28 A Fund also may decide, on any given day, to provide all redeeming shareholders with cash proceeds, rather than a prescribed basket of securities, if doing so would benefit the Fund and its investors.

29 If a redeeming investor is permitted to take cash in lieu of one or more Redemption Securities, the investor will be required to use the DTC Process rather than the NSCC Process. See footnote 27 above.

Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership in a security or pool of securities that have been deposited with the depositary.30 A Fund will not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available.

D.	Applicability to Future Funds

In the future, the Trust may offer Shares of Future Funds that seek to match the performance of other Underlying Indices.  The requested Order would permit the introduction of Funds that (1) are advised by an Adviser or an entity controlling, controlled by or under common control with such Adviser; (2) track Underlying Indices that are created, compiled, sponsored and maintained by a nonaffiliated person of a Adviser, the Distributor, the Trust or any Sub-Adviser; and (3) comply with the respective terms and conditions of the Order.31

Each Fund will always have a fixed number of Fund Shares in a Creation Unit. As discussed in Section III.A.3. above, Shares will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities.

E.	Likely Purchasers of Fund Shares

Applicants believe that there will be four main types of market participants interested in buying and selling Fund Shares in Creation Units:

•
institutional investors who wish to keep a portion of their portfolio indexed to one or more Underlying Indices, and who choose Fund Shares because they are a cost effective means to do so and/or because they can be bought and sold intra-day, unlike most investment company securities;

•	arbitrageurs and liquidity suppliers who seek to profit from any slight premium or discount in the market price of individual Fund Shares on the Exchange versus the NAV of those Fund Shares;

•	Authorized Participants who may from time to time find it appropriate to purchase or redeem Creation Units in connection with their market-making activities on an Exchange; and

•	institutional investors who purchase Creation Units and break them down into the constituent Fund Shares and sell those Fund Shares directly to individual investors.

Applicants expect that secondary market purchasers of Fund Shares will include both institutional and retail investors for whom such Fund Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in the industry, market, market segment or market sector represented by the Underlying Index.

F.	Disclosure Documents

Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus. Although Section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions of Section 5 of the Securities Act, Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a UIT or an open-end management company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution.

30 Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. FINRA Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants will serve as the depositary bank for any Depositary Receipts held by a Fund.

31 Each Future Fund would remain fully subject to the requirements of the Exchange Act and to any applicable listing standards or individualized listing approvals required under Rule 19b-4 under the Exchange Act.

Because Creation Units will be redeemable, will be issued by an open-end management company and will be continually in distribution, the provisions cited above require the delivery of a statutory prospectus prior to or at the time of the confirmation of each secondary market sale involving a dealer.

The Distributor will coordinate the production and distribution of Prospectuses to Brokers. It will be the responsibility of the Brokers to provide a Prospectus for every secondary market purchase of Fund Shares.

G.	Sales and Marketing Materials

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Trust and its Funds on the one hand, and on the other hand, a traditional “open-end investment company” or “mutual fund.” After a Fund has traded for 12 months or more, any advertising or sales literature will provide supplementary information on market premiums or discounts relative to the NAV to enable present and prospective shareholders to evaluate the relative desirability of the Fund Shares’ intra-day marketability versus a conventional mutual fund share’s redeemability at NAV.

Although the Trust is classified and registered under the Act as an open-end management investment company, neither the Trust nor any individual Fund will be marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, the Trust will be marketed as an “exchange-traded fund.” To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms “exchange-traded fund,” investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Trust and the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Fund Shares being listed and traded on an Exchange or refer to redeemability, will prominently disclose that Fund Shares are not individually redeemable shares and will disclose that the owners of Fund Shares may acquire those Fund Shares from the Fund or tender such Fund Shares for redemption to the Fund only in Creation Units. This type of disclosure will be provided in shareholder reports and investor educational materials issued or circulated in connection with Fund Shares.

H.	Availability of Information Regarding Fund Shares and Underlying Indices

1.	Domestic Funds and Foreign Funds

In addition to the list of names and amounts of each security constituting the current Deposit Securities, on each Business Day, the Cash Amount effective as of the previous Business Day, per each outstanding Fund Share, will be made available. Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy. In addition, the following information will be disseminated: (i) continuously throughout the regular trading hours on the relevant Primary Listing Exchange (anticipated to be 9:30 a.m. to 4:00 p.m. ET) the market value of Shares by the Primary Listing Exchange over the Consolidated Tape, and (ii) every 15 seconds throughout such regular trading hours, the estimated intra-day NAV of Fund Shares (which estimate will include the previous day’s Cash Amount and is expected to be accurate to within a few basis points).32 Comparing these two figures allows an investor to determine whether, and to what extent, Shares are selling at a premium or a discount to NAV.33 The intra-day value of each Index, based on the market price of its Component Securities,34 will be disseminated every 15 seconds over the Consolidated Tape and may also be disseminated through organizations authorized by the Index Provider each Business Day.35

32 Applicants understand that Nasdaq listed securities are subject to the Nasdaq Unlisted Trading Privileges Plan (the “UTP Plan”), which provides for dissemination of quotation and trade information for Nasdaq securities, whereas securities from other Listing Exchanges (e.g., the NYSE Arca) are subject to the Consolidated Tape Association Plan (the “CTA Plan”). The UTP Plan and the CTA Plan were each approved by the Commission pursuant to the provisions of Section 11A of the Exchange Act.

33 Applicants understand that Nasdaq disseminates market-traded fund valuation information via its Nasdaq Index Dissemination Service data feed. This information is currently disseminated to the public through many of the major market data vendors, including Thomson Financial, Reuters, Bloomberg, and Standard & Poor’s Comstock.

34 With respect to the Initial Fund, because the Portfolio Securities of such Fund and the Component Securities of its Index are not listed on an exchange, the estimated intra-day NAV of the Initial Fund Shares and the intra-day value of the Index will be calculated no less frequently than every 15 seconds.

35 Applicants intend that all Index values will be disseminated only during U.S. market hours. The values of the Indices used for Domestic Funds will be disseminated every 15 seconds each Business Day throughout regular U.S. market hours. As with Indices underlying existing international and global ETFs, the value of each Index used for Foreign Funds will be disseminated every 15 seconds each Business Day to reflect (i) changing market prices if there is any overlap between the normal market hours in the U.S. and the market(s) covered by such Index (otherwise closing or last-sale prices in the applicable non-U.S. market are used), and (ii) changing currency exchange rates.

These intra-day values of each Underlying Index will be disseminated every 15 seconds throughout the regular trading hours through the Consolidated Tape, Consolidated Quote Association or by organizations authorized by the Index Provider. In addition, the Index Provider will disseminate, over the Consolidated Tape or these organizations, values for each Underlying Index once each trading day, based on closing prices of the securities in such Indices. Each Fund will make available on a daily basis through NSCC the names and required number of shares of each of the Deposit Securities in a Creation Unit as well as information regarding the Cash Amount. The NAV for each Fund will be calculated and disseminated daily. As discussed further herein, the website, accessible to all investors at no charge, will publish the current version of the Prospectus, Summary Prospectus (if any), Statement of Additional Information (“SAI”) and the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

Applicants also expect that the Primary Listing Exchange will disseminate a variety of data with respect to each Fund on a daily basis; information with respect to recent NAV, net accumulated dividend, final dividend amount to be paid, Fund Shares outstanding, estimated Cash Amount and total Cash Amount per Creation Unit will be made available prior to the opening of the Primary Listing Exchange.

As discussed above, the closing prices of the Funds’ Deposit Securities are readily available from, as applicable, the relevant markets, automated quotation systems, published or other public sources or on-line information services such as Bloomberg L.P. (“Bloomberg”) or Reuters.

2.	Domestic and Foreign Fixed Income Funds

Except as noted herein, Applicants expect that information regarding Domestic and Foreign fixed income Funds and their respective Underlying Indices will be made available exactly as described above.36

a.           Calculation of Intra-day NAV

As with equity securities held by Domestic Funds and Foreign Funds, an estimated intra-day NAV will be calculated by an independent third party such as Bloomberg every 15 seconds during the Primary Listing Exchange’s regular trading hours and disseminated every 15 seconds on the Consolidated Tape associated with the Primary Listing Exchange. The estimated NAV will be updated throughout the day to reflect changing loan prices using multiple prices from independent third-party pricing sources. Applicants represent (i) that the estimated NAV will be calculated by an independent third-party; (ii) that the estimated NAV will be calculated using prices obtained from multiple independent third-party pricing sources throughout the day; and (iii) that the estimated NAV will be calculated in accordance with pre-determined criteria loan “prices” based on an analysis of multiple pricing sources obtained for each of the Deposit Securities.

36 The composition and return of each Underlying Index for a Foreign fixed income Fund will be calculated and disseminated once each Business Day at the end of the day. The end-of-day values of any Foreign fixed income Fund will be adjusted to reflect currency exchange rates at the end of each Business Day.

Because all loans typically trade through “over-the-counter” or “OTC” transactions, information about the intra-day prices of such loans comes from a variety of sources. The estimated NAV will be calculated by using a combination of: (i) executed bond transactions as reported on the National Association of Securities Dealers’ (“NASD”) Trace Reporting and Compliance System (“TRACE” or the “TRACE System”); (ii) intra-day loan prices obtained directly from Brokers; and/or (iii) intra-day loan prices obtained from subscription services, such as Bloomberg. For these purposes, “intra-day loan prices” may include executed transaction prices, executable prices or indicative prices, all of which are available to Authorized Participants and other investors from major broker-dealers. “Executed transaction prices,” as the term suggests, are the prices at which completed loan transactions actually occurred, such as those executed transactions reported on TRACE or other transaction reporting systems. “Executable quotations” are price quotations provided by broker-dealers that indicate the price at which such broker-dealer would buy or sell a specified amount of securities. “Indicative quotations” are price quotations provided by broker-dealers that, while not necessarily executable, provide an indication of the price at which such broker-dealer would buy or sell a specified amount of securities.

b.           Availability of Intra-day Pricing and Other Information

As previously noted, one source of intra-day U.S. bond prices is the TRACE system. The TRACE system reports executed transaction prices on corporate bonds. The development of the TRACE system provides evidence that transparency in the U.S. bond market is increasing. TRACE reported prices are available without charge on the NASD’s website on a “real time” basis (subject to a fifteen minute delay as of July 1, 2005) and also are available by subscription from various information providers (e.g., Bloomberg). In addition, Authorized Participants and other market participants, particularly those that regularly deal or trade in bonds have access to intra-day bond prices from a variety of sources other than TRACE. One obvious source of information for Authorized Participants is their own trading desks. Applicants understand that many Authorized Participants already make markets in the bonds included in the Underlying Indices and that, when acting as such, they have access to intra-day bond prices through their own trading desks and will be able to assess the intra-day value of each Domestic or Foreign fixed income Fund’s Deposit Securities and the reasonableness of such Fund’s estimated intra-day NAV using this information. Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on bonds from broker-dealers. Authorized Participants and other market participants also can obtain bond prices by subscription from third parties through on-line client-based services.37

End of day prices of each Domestic and Foreign fixed income Fund’s Deposit Securities are readily available from published or other public sources, such as TRACE, or on-line client based information services provided by major broker-dealers, IDC, Bridge, Bloomberg, and other pricing services commonly used by bond mutual funds and other institutional investors.

In addition to the available information described above, Applicants note that shares of existing ETFs have been, and should continue to be, followed closely by many stock market and mutual fund professionals, as well as by major newspapers and magazines, that offer their analysis of why investors should purchase, avoid, hold or sell the shares of the various ETFs. This should help to ensure not only that there is a large amount of data available about the Funds, including information about intra-day pricing, but also that such data is packaged, analyzed and widely disseminated to the investing public.

Because, as discussed above, information about the intra-day prices of the bonds in each Underlying Index is readily available, Applicants expect that Authorized Participants and other market participants will have sufficient information to make their own assessments of the intra-day value of each Domestic and Foreign fixed income Fund’s Deposit Securities and such Fund’s estimated NAV and to use this information to take advantage of arbitrage opportunities.38

37 “[M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through commercial vendors.” Statement of William H. James of the Bond Market Association before the House Committee on Commerce Subcommittee on Finance and Hazardous Materials, September 29, 1998, reported in The Bond Market Association — Legislative Issues (discussing the increasing availability of pricing information in all sectors of the bond market).

38 In the unusual event that the Adviser or any Sub-Adviser determines there is not sufficient intra-day pricing information about a bond in an Underlying Index, the Adviser or any Sub-Adviser would likely exclude the bond from the Fund’s Deposit Securities and, in accordance with the parameters set forth herein, would invest in bonds that are not included in the Underlying Index, but for which more pricing information is available.

I.	Dividend Reinvestment Service

The Trust will not make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain individual Brokers may make a dividend reinvestment service available to their clients. Interested investors will be able to contact their Brokers to ascertain the availability and a description of such a service through such Brokers.

J.	Shareholder Transaction Expenses

No sales charges for purchases of Fund Shares of any Fund will be imposed. As indicated above in Section III.B.1.c., each Fund may impose a Transaction Fee in connection with the purchase and redemption of Creation Units. Investors purchasing and selling Fund Shares in the secondary market may incur customary brokerage commissions, fees and expenses.

K.	Shareholder Reports

With each distribution by a Fund, the Trust will furnish to the DTC Participants for distribution to Beneficial Owners of Fund Shares of each Fund a statement setting forth the amount being distributed, expressed as a dollar amount per Fund Share, as well as an annual notification as to the tax status of the Funds’ distributions.

Promptly after the end of each fiscal year, the Trust will furnish to the DTC Participants, for distribution to each person who was a Beneficial Owner of Fund Shares at the end of the fiscal year, an annual report containing financial statements audited by independent public accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations. Copies of annual and semi-annual shareholder reports will also be provided to the DTC Participants for distribution to Beneficial Owners of Fund Shares.

IV.	IN SUPPORT OF THE APPLICATION

A.	Summary of the Application

Applicants seek an order from the Commission (1) permitting shares of the Funds to trade on an Exchange at negotiated market prices rather than at NAV; (2) permitting Shares to be redeemable in large aggregations only; (3) permitting the payment or satisfaction of redemptions by Foreign Funds to be provided in periods exceeding seven (7) calendar days up to a maximum of fourteen (14) calendar days under certain circumstances; (4) permitting certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds in connection with the “in-kind” purchase and redemption of the Shares; (5) permitting Funds of Funds to acquire Shares of the Funds and shares of the Actively-Managed Funds beyond the limitations in Section 12(d)(1)(A); and (6) permitting the Funds and Actively-Managed Funds, any principal underwriter for a Fund or an Actively-Managed Fund, and any Broker to sell Shares of a Fund or shares of an Actively-Managed Fund, as the case may be, to a Fund of Funds beyond the limitation in Section 12(d)(1)(B), as more fully set forth below.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of… [the Act].

Applicants believe that Shares of each Fund afford significant benefits in the public interest. Among other benefits, availability of Shares would provide: (a) increased investment opportunities that should encourage diversified investment; (b) in the case of individual tradable Shares, an investment vehicle for small and middle-sized accounts of individuals and institutions that would be available at on demand intra-day prices rather than only closing prices; (c) a security that should be freely available in response to market demand; (d) competition for comparable products available in both foreign and U.S. markets; (e) the ability to facilitate the implementation of diversified investment management techniques; and (f) a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”39 The Shares would provide to both retail and institutional investors new exchange-traded investment company products representing interests in the type of highly liquid Portfolio Securities held by the Funds. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others. Applicants have concluded that “in-kind” redemption of Creation Units of the Funds to the maximum extent practicable, as described herein, is essential in order to minimize costs and taxes for investors, avoid the need to buy or sell Portfolio Securities in order to permit the maximum amount of resources of each Fund to be invested in the Fund’s Portfolio Securities.

With respect to the exemptive relief specified below regarding Section 17(a)(1) and 17(a)(2) of the Act, relief is also requested pursuant to Section 17(b) of the Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned … and the proposed transaction is consistent with the general purposes of [the Act].

The sale and redemption of Creation Units of each Fund is on the same terms for all investors. Creation Units will be sold and redeemed at the Fund’s NAV per Share. The Portfolio Deposit for a Fund will be based on a standard applicable to all investors and will be valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the standards for relief under Section 17(b) of the Act because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units: (a) are reasonable and fair and do not involve overreaching on the part of any person concerned; (b) are consistent with the policies of the Funds; and (c) are consistent with the general purposes of the Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.

39     “Request for Comments on Reform of the Regulation of Investment Companies,” IC Rel. No. 17534 (June 15, 1990), at 84.

B.	Benefits of the Proposal

The typical exchange-traded fund allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy due to (a) the widely acknowledged benefits of diversification and (b) the attraction of baskets selected from a portion of the broader market that investors may want to incorporate into their portfolio. The popularity of QQQQs, iShares, SPDRs, MidCap SPDRs, DIAMONDS, and Select Sector SPDRs, all of which are basket products, is ample evidence of the fact that a basket structure has proven attractive to investors.

1.	Intra-Day Trading

Traditional open-end mutual funds do not provide investors the ability to trade throughout the day. Shares, which will be listed on the Exchange, will trade throughout the Exchange’s regular trading hours. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help ensure that Shares will not trade at a material discount or premium in relation to a Fund’s NAV, in marked contrast to closed-end investment companies. The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be materially affected by limited or excess availability.

2. Maintaining a Competitive Position in the Global Securities Markets

To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles, such as those to be offered by the Trust, will provide global investors new opportunities for investment. Applicants believe that by providing a wide range of investors with index-based exchange-traded funds the proposed Funds will benefit the markets.

C.	The Product Does Not Raise Concerns

1.	Structure and Operation of the Funds

Applicants believe that the structure and operation of the Funds will be very similar to that of the index-based ETFs discussed in this Application. As discussed below, the liquidity of each Fund’s Portfolio Securities, the full transparency of the Fund’s Portfolio Securities, as well as the information displayed on the applicable website, will ensure an effective arbitrage mechanism. Consequently, Applicants have every expectation that the Funds will operate very similarly to index-based ETFs currently trading in the secondary market.

a.	Portfolio Transparency, “Front Running” and “Free Riding”

As discussed throughout this Application, the information about each Fund’s Portfolio Securities will be public. In addition, the current value of the Portfolio Deposit, on a per Share basis, will be disseminated at 15 second intervals throughout the day. Further, the identity of Deposit Securities, and Redemption Securities, if different, will be made available to market participants in the same manner and to the same extent as is provided in connection with index-based ETFs.

Applicants believe that the disclosure of each Fund’s Portfolio Securities will not lead to “front running” any more than is the case with ETFs now trading. Given the highly liquid nature of the Fund’s Portfolio Securities, Applicants believe that it is unlikely that the announcement of the identities and quantities of the Funds’ Portfolio Securities will lead to any market disruption. In addition, the Codes of Ethics of the Adviser to such Fund and any Sub-Adviser to such Fund should prevent front-running. Similarly, Applicants believe that the frequent disclosures of each Fund’s Portfolio Securities would not lead to “free riding” (where other persons mirror the Fund’s investment strategies without paying the Fund’s advisory fees) any more than such disclosures cause this problem in connection with index-based ETFs now trading.

b.	Liquidity of Portfolio Securities

Applicants expect that the Portfolio Securities held by each Fund will be liquid. Therefore, Applicants believe that Authorized Participants and arbitrageurs will have a ready ability to transact in the Funds’ Portfolio Securities and to hedge or synthetically accumulate, and hence that the arbitrage opportunities offered by the Funds will be the same or as robust as those offered by other index-based ETFs.

c.	Arbitrage Mechanism

Applicants believe that (i) the arbitrage opportunities offered by the Funds will be the same as those offered by existing ETFs and (ii) the secondary market prices of the Shares will closely track their respective NAVs. The Commission has granted exemptive relief to index-based ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such index-based ETFs’ NAV. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of index-based ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by index-based ETFs.

Applicants have every reason to believe that the design and structure of the Funds and transparency of each Fund’s Portfolio Securities will result in an arbitrage mechanism as efficient and robust as that which now exists for index-based ETFs that have been granted an exemptive order by the Commission. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of other index-based ETFs. Therefore, in light of the full portfolio transparency and efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV and should reflect the value of each Fund’s Portfolio Securities.

2.	Investor Uses and Benefits of Products

As described above, Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. These benefits include flexibility, tradability, availability, certainty of purchase price, reduced direct and indirect costs, and tax efficiencies. Also of interest to investors will be the relatively low expense ratios of the Funds as compared to those of their directly competitive traditional mutual funds, due to their in-kind efficiencies in portfolio management as well as other reduced infrastructure and compliance costs. Reductions in the cost of trading, clearing, custody processes, shareholder reporting, and accounting experienced by index-based ETFs currently trading should be similarly experienced by the Trust and its Funds. The last important benefit is that investors will have access to extensive information regarding the Portfolio Securities of each Fund, and Deposit and Redemption Securities. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners, investment advisers and broker-dealers, among others, and will enhance general market knowledge about each Fund’s Portfolio Securities as well as the performance of its Adviser and any Sub-Adviser. Applicants will make every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. All investors, large and small, will know when changes in each Fund’s Portfolio Securities are made and information about such changes will be made available to all investors at the same time. In addition, neither the Adviser nor any Sub-Adviser will have any latitude to change or specify certain Deposit or Redemption Securities to favor an affiliate or any other person. Given that the Initial Fund will be managed to replicate or closely track the price performance or total return performance (or a combination thereof) of its Underlying Index, the Initial Adviser will not have the latitude to change or specify certain Deposit Securities or Redemption Securities to favor an affiliate.

3.	The Commission Should Grant the Exemptive Relief Requested

Applicants submit that the benefits offered to potential investors are varied and useful, and that the Funds are appropriate candidates for the requested relief. Based on the foregoing, Applicants respectfully request the relief set forth below.

V.	REQUEST FOR ORDER

A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security. Shares are securities “under the terms of which” an owner may receive his proportionate share of a Fund’s current net assets; the unusual aspect of such Shares is that the terms provide for such a right to redemption only when an individual Share is aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request the Order to permit the entity issuing Shares to register as an open-end management investment company (or remain so-classified if a Fund is created in an extant open-end registered management investment company) and issue Shares that are redeemable in Creation Units only as described herein.

Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, Applicants expect that the market price of individual Shares will not vary much from NAV. Historical data relating to other exchange-traded funds trading on the NYSE and other Exchanges support this view.

The Commission is authorized by Section 6(c) of the Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any:

person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

The relief requested and the structure described in this Application are very similar to that granted by the Commission in the WisdomTree Order, Fidelity Order, Rydex ETF Order, the PowerShares Order, the FRESCO Order, the ETF Advisers Order, the iShares Orders, the Select Sector SPDR Order, the CountryBaskets Order, the MSCI iShares Order and the Russell Order, permitting the creation of Creation Units described in such orders to be separated into individual shares which were not redeemable. Similarly, in the SuperTrust Order, the Commission granted relief under Section 4(2) of the Act, permitting the SuperUnits, as described therein, issued by a unit investment trust, to be separated into non-redeemable components, the “SuperShares.” Again, in the SPDR Order, the Commission granted relief under Section 4(2) of the Act to permit redeemable “Creation Unit” aggregations of SPDRs issued by a unit investment trust to be traded individually on an exchange without the benefit of redemption accorded such “Creation Unit” aggregations.40 Applicants believe that the issues raised in this Application, with respect to Sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the applications for the above-mentioned orders and merit the same relief.

40     See also the MidCap Order, the Diamonds Order and the Nasdaq-100 Trust Order.

Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on an Exchange will afford all holders of Shares the benefit of intra-day liquidity and continuous disclosure. As noted above, on each Business Day, before commencement of trading in Shares on a Fund’s listing Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis of the Fund’s calculation of NAV at the end of the Business Day. Since market participants will be aware, at all times, of each Fund’s Portfolio Securities and other assets that form the basis for its NAV calculation, the risk of significant deviations between NAV and market price is similar to that which exists in the case of other index-based ETFs. Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the transaction costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit will outweigh the benefits of redemption.

As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. Applicants believe that the Shares of each Fund may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. Applicants further believe that providing exemptive relief to the Trust in order to permit the Trust to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act, and, accordingly, Applicants hereby request that this Application for an order of exemption be granted.

B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

[n]o registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus …

Rule 22c-1 provides in part that:

[n]o registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares of each Fund will be listed on an Exchange and the Market Makers will maintain a market for such Shares. Secondary market transactions in Shares occurring on an Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Shares will trade on and away from41 the primary listing Exchange at all times on the basis of the current bid/offer price. In addition, Applicants will maintain, or employ a third-party vendor to maintain, a website that will include the Prospectus, Summary Prospectus (if any), SAI and the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

41     Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter an order under Section 6(c) of the Act exempting Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from the Exchange at prices based on bid/ask prices, rather than the NAV per Share of the relevant Fund.

While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.42 The proposing release to Rule 22c-2 notes that Rule 22c-1 “requires that each redeeming shareholder receive his pro rata portion of the fund’s net assets.”43

The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not involve Fund assets. A dilutive effect could occur only where transactions directly involving Fund assets take place.44 Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of Shares.

With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly, because anyone may sell Shares of a Fund and anyone may acquire such Shares either by purchasing or selling them on an Exchange or by creating or selling an accumulated Creation Unit (subject to certain administrative conditions); therefore, no Shareholder should have an advantage over any other Shareholder in the purchase or sale of such Shares. Moreover, other clients of the Adviser and any Sub-Adviser will not have a trading advantage or other advantage over other investors because they will not receive any information on changes in a Fund’s Portfolio Securities prior to the public disclosure thereof. In addition, secondary market transactions in Shares of a Fund should generally occur at prices at or close to NAV. If the prices for Shares of a Fund should fall below the proportionate NAV of the underlying Fund assets, an investor need only accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Thus, competitive forces in the marketplace should ensure that the margin between NAV and the price for Shares in the secondary market remains narrow.

Applicants believe that the nature of the markets in the Funds’ Portfolio Securities will be the primary determinant of premiums or discounts. Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessments of price changes in the Portfolio Securities held in a given Fund. Applicants believe that the ability to execute a transaction in Shares at an intra-day trading price has, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds. As has been previously discussed, this feature would be fully disclosed to investors, and the investors would purchase and sell Shares in reliance on the efficiency of the market.

On the basis of the foregoing, Applicants believe (1) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (2) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act. Accordingly, Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

42     See Exemption from Section 22(d) to Permit the Sale of Redeemable Securities at Prices that Reflect Different Sales Loads, (Proposing Release) IC Rel. No. 13183 (April 22, 1983).

43     See Mandatory Redemption Fees for Redeemable Fund Securities (Proposing Release), IC Rel. No. 26375A (Mar. 5, 2004).

44     The purchase and redemption mechanisms which include (i) the Transaction Fees imposed only on creating and redeeming entities and (ii) “in-kind” deposits made by creating entities and “in-kind” distributions made to redeeming entities, are designed specifically to prevent changes in a Fund’s capitalizations from adversely affecting the interests of ongoing Beneficial Owners.

C.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Section 17(a) of the Act pursuant to Sections 6(c) and 17(b) of such Act to allow certain affiliated persons, and affiliated persons of affiliated persons (“Second-Tier Affiliates”) to effectuate purchases and redemptions in-kind.45 Section 17(a) of the Act, in general, makes it:

unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered company . . . unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof, (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer). . . .

unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a). Therefore, Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any first- or second-tier affiliated person of such company. Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction are: (i) fair and reasonable, and do not involve overreaching on the part of any person concerned; (ii) consistent with the policy of each registered investment company concerned; and (iii) consistent with the general purposes of the Act.

Applicants also are requesting an exemption from Section 17(a) under Section 6(c) because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates.46

Section 2(a)(3) of the Act defines an affiliated person as:

[A]ny person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) . . . any investment adviser [of an investment company] or any member of an advisory board thereof; and (F) . . . [the depositor of any] unincorporated investment company not having a board of directors . . . .

45     Each Fund must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the relevant Funds will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Redemption Securities.

46     See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

Section 2(a)(9) of the Act defines “control” and includes the following language regarding a presumption of control:

Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company . . . .

A Fund may be deemed to be controlled by the Adviser to such Fund or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, a Fund may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser to such Fund or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

If Creation Units of all of the Funds or of one or more particular Funds are held by twenty or fewer investors, including a Market Maker, some or all of such investors will be 5% owners of such Funds, and one or more investors may hold in excess of 25% of such Funds, as the case may be, and therefore would be deemed to be affiliates of such Funds either under Section 2(a)(3)(A) or Section 2 (a)(3)(C) of the Act. Section 17(a)(1) could be read to prohibit these investors from depositing the Deposit Securities with a Fund in return for a Creation Unit (an in-kind purchase), and likewise Section 17(a)(2) could be read to prohibit such persons from receiving an in-kind redemption from a Fund. Furthermore, one or more investors, or the Market Maker in connection with such persons market-making activities, might each accumulate 5% or more of a Fund’s securities. Additionally, one or more holders of Shares, or a Market Maker, might from time to time, accumulate in excess of 25% of Shares of one or more Funds, and such persons would therefore be deemed to be affiliates of such Funds under Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that a large institutional investor could own 5% or more, or in excess of 25%, of the outstanding shares of Affiliated Funds making that investor a Second-Tier Affiliate of a Fund. Applicants request an exemption to permit persons that are affiliated persons or Second-Tier Affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”

Applicants also seek an exemption from Section 17(a)(1) and 17(a)(2) to permit sales of Shares by any Fund or shares of any Actively-Managed Fund to a Fund of Funds and purchases of Shares by any Fund or shares of any Actively-Managed Fund by a Fund or Actively-Managed Fund, as the case may be, from a Fund of Funds, and the in-kind transactions that would accompany such sales and purchases.47 In this regard, Applicants observe that a Fund of Funds that relies on the 12(d)(1) Relief requested herein could potentially own 5% or more of the Shares of a Fund or shares of an Actively-Managed Fund. Under such circumstances, the Fund or Actively-Managed Fund could be deemed to be an affiliated person of the Fund of Funds, and the Fund of Funds could be deemed to be an affiliated person of the Funds or the Actively-Managed Funds. To the extent that a Fund or an Actively-Managed Fund and a Fund of Funds are so affiliated, sale of Shares by the Fund or of shares by the Actively-Managed Fund to the Fund of Funds and purchase of Shares or shares of an Actively-Managed Fund, as the case may be, by the Fund of Funds may be deemed to violate Section 17(a) of the Act.

Applicants assert that no useful purpose would be served by prohibiting the types of affiliated persons listed above from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. The deposit procedures for both in-kind purchases and in-kind redemptions of Creation Units will be effected in exactly the same manner, regardless of the size or number of the purchases or redemptions of Creation Units. Deposit Securities and Redemption Securities will be valued in the same manner as Portfolio Securities currently held by the relevant Funds or Actively-Managed Funds,48 and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. Portfolio Securities, Deposit Securities, Redemption Securities, and Cash Redemption Payments (except for any permitted cash-in-lieu amounts) will be the same regardless of the identity of the purchaser or redeemer, except for the previously mentioned temporary periods where the Redemption and Creation Units differ to reflect changes in the Underlying Index. Applicants submit that any consideration paid from the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund or of shares directly from an Actively-Managed Fund will be based on the NAV of such Fund in accordance with the policies and procedures set forth in the Fund’s registration statement.

47     To the extent that purchases and sales of Shares of a Fund and shares of an Actively-Managed Fund occur in the secondary market (and not through principal transactions directly between a Fund of Funds and a Fund or Actively-Managed Fund), relief from Section 17(a) would not be necessary. The requested relief is intended to cover, however, in-kind transactions directly between Funds or Actively-Managed Funds and Funds of Funds.

48     References to terms such as Creation Unit, Redemption Security, Deposit Security, Portfolio Security, or NAV in conjunction with the requested relief relating to Funds of Funds include the equivalent term in the case of an Actively-Managed Fund.

Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ or the Actively-Managed Funds’ objectives and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund or an Actively-Managed Fund is the same as that used for calculating in-kind purchase or redemption values and, therefore, creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of Shares of that Fund or of shares of that Actively-Managed Fund. Similarly, Applicants believe that using the same standards for valuing Portfolio Securities held by a Fund or an Actively-Managed Fund as are used for calculating in-kind redemptions or purchases will ensure that the Fund’s or the Actively-Managed Fund’s NAV will not be adversely affected by such securities transactions.

Furthermore, Applicants submit that the terms of the sale of Creation Units by a Fund or an Actively-Managed Fund to a Fund of Funds and the purchase of Creation Units by a Fund or an Actively-Managed Fund from a redeeming Fund of Funds, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching. Section 17(a) of the Act is intended to prohibit certain affiliated persons in a position of influence over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person. Shares of Funds and shares of the Actively-Managed Funds, however, including with respect to Funds of Funds, will be issued and redeemed by the Funds or the Actively-Managed Funds, as the case may be, at their NAV. Any Fund of Funds that purchases (or redeems) Creation Units of a Fund or an Actively-Managed Fund, therefore, will do so at such fund’s NAV, which is the same consideration paid (or received) by any other investor purchasing (or redeeming) such shares.

Further, no Fund of Funds will be compelled to invest in a Fund or an Actively-Managed Fund, and a Fund or Actively-Managed Fund may choose to reject a direct purchase of Shares or shares of the Actively-Managed Fund in Creation Units by a Fund of Funds. To the extent that a Fund of Funds purchases Shares or shares of an Actively-Managed Fund in the secondary market, such Fund or Actively-Managed Fund would still retain its ability to reject initial purchases of its shares made in reliance on the requested order by declining to enter into the FOF Participation Agreement prior to any investment by a Fund of Funds in excess of the limits of Section 12(d)(1)(A). Rather, the proposed arrangements will be consistent with the policies of each Fund or Actively-Managed Fund, as the case may be, and each Fund of Funds involved. Shares of the Funds and shares of the Actively-Managed Funds will be sold to the Funds of Funds, and redeemed from the Funds of Funds by the Funds and the Actively-Managed Funds, as the case may be, on the same basis, and in accordance with the same policies, as apply to transactions by all other investors. Any investment by a Fund of Funds in Shares of Funds or in Shares of Actively-Managed Funds will be effected in accordance with the investment restrictions, and consistent with the investment objectives and policies, of the relevant Fund of Funds. Accordingly, Applicants respectfully request relief to permit the proposed purchases and redemptions of Creation Units of Funds and Shares of Actively-Managed Funds by Funds of Funds.49

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are fair and reasonable, and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund and each Actively-Managed Fund, and that the proposed transactions are consistent with the general purposes of the Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

49     Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund or Actively-Managed Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the Fund or Actively-Managed Fund is also an investment adviser to the Fund of Funds.

D.	Exemption from the Provisions of Section 22(e)

Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the Act provides that:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven (7) days after the tender of such security to the company or its agent designated for that purpose for redemption, except –

(1)	for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2)
for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)	for such other periods as the Commission may by order permit for the protection of security holders of the company.

Settlement of redemptions for Foreign Funds will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by the Foreign Funds. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fourteen (14) calendar days, rather than seven (7) calendar days for Foreign Funds, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds that deliver Redemption Securities in-kind, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds, up to a maximum of fourteen (14) calendar days. Applicants request that relief be granted such that each of the Foreign Funds holding Redemption Securities which require a delivery process in excess of seven (7) calendar days may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Securities of each such Foreign Fund customarily clear and settle, up to a maximum of fourteen (14) calendar days following the tender of a Creation Unit. With respect to Funds that will be Foreign Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fourteen (14) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e). Of course, it is possible that the proclamation of new or special holidays,50 the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours)51, the elimination of existing holidays or changes in local securities delivery practices,52 could affect the information set forth herein at some time in the future, but not the fourteen (14) calendar day maximum for deliveries. A Fund’s SAI will identify those countries or regions where, due to local holidays, it is expected that more than seven (7) calendar days will be needed to deliver redemption proceeds.

50     Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. See, e.g., the following recent examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

51     A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

52     Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. market’s change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within such number of calendar days, up to a maximum of fourteen (14) calendar days, following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to investors, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Securities (although cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be available or required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

If the requested relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of fourteen (14) calendar days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. Applicants note that exemptive relief from Section 22(e) substantially similar to the relief sought here was obtained by many of the ETFs identified above in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

E.	Exemptions from the Provisions of Section 12(d)(1)

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale would cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale would cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Funds of Funds to acquire Shares of the Funds and shares of the Actively-Managed Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds and the Actively-Managed Funds and their principal underwriters and Brokers to sell Shares of the Funds and shares of the Actively-Managed Funds, as the case may be, to Funds of Funds in excess of the limits in Section 12(d)(1)(B) of the Act.53

Congress enacted Section 12(d)(1) of the Act to prevent one investment company from buying control of another investment company.54 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.55 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.56

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).57 These abuses included: (1) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (2) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (3) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications Investment Company Growth (“PPI Report”).58

Applicants submit that the concerns underlying Section 12(d)(1) of the Act and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address those concerns. Accordingly, Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

53     Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of Shares of a Fund, or Shares of an Actively-Managed Fund, or (b) an affiliated person of a Fund or Actively-Managed Fund, or an affiliated person of such person, for the sale by the Fund of its Shares, or Actively-Managed Fund of its Shares, to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgement.

54     Hearing on H.R. 10065 Before the Subcomm. of the Comm. on Interstate and Foreign Commerce, 76th Cong., 3d Sess., at 113 (1940).

55     Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

56     House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

57     See H.R Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

58     Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

1.           Undue Influence

Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence.

Condition B.1 limits the ability of a Fund of Funds’ Advisory Group59, and Fund of Funds’ Sub-Advisory Group60 to control (individually or in the aggregate) a Fund or an Actively-Managed Fund within the meaning of Section 2(a)(9) of the Act.

Condition B.2 prohibits Funds of Funds and Fund of Funds Affiliates from causing an investment by a Fund of Funds in a Fund or an Actively-Managed Fund to influence the terms of services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or its Fund Affiliate or the Actively-Managed Fund or its Fund Affiliate, as the case may be.61

Conditions B.3, B.4, B.8, B.9 and B.10 are also designed to address the potential for a Fund of Funds and certain affiliates of a Fund of Funds to exercise undue influence over a Fund or an Actively-Managed Fund and certain of their affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor or employee of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Fund or the Actively-Managed Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting”.

Condition B.5 is intended to insure that the Fund’s or the Actively-Managed Fund’s Board, as the case may be, and the Adviser, as well as the Fund of Funds’ board of directors and investment adviser, or trustee of an Investing Trust (“Trustee”) and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Fund or the Actively-Managed Fund, as the case may be, and a Fund of Funds before an investment is made in excess of the limits contained in Section 12(d)(1)(A).

A Fund or an Actively-Managed Fund, as the case may be, would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the FOF Participation Agreement with the Fund of Funds.

2.           Layering of Fees and Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (1) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund62 (2) fund holding companies subject their investors to two layers of advisory fees;63 and (3) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.

59     For purposes of this Application, the “Fund of Funds’ Advisory Group” is defined as the Fund of Funds Adviser, Sponsor, any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor.

60     A “Fund of Funds’ Sub-Advisory Group” is defined as the Fund of Funds Sub-Adviser, any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Fund of Funds Sub-Adviser or any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser.

61     For purposes of this Application, a “Fund of Funds Affiliate” is defined as any Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter, or principal underwriter of a Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities. A “Fund Affiliate” is defined as an investment adviser, promoter or principal underwriter of a Fund or an Actively-Managed Fund, as the case may be, and any person controlling, controlled by, or under common control with any of those entities.

62     PPI Report at 319-320.

63     Id. at 318.

Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present here.

Under condition B.11, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“non-interested directors or trustees”), will be required to find that the advisory fees charged under the contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund or Actively-Managed Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Fund of Funds.

As mentioned above, Shares of Funds and Shares of the Actively-Managed Funds are sold without sales charges though customary brokerage commissions may be charged for secondary market transactions in Shares.

In addition to condition B.11 discussed above, conditions B.6 and B.7 of the requested order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under condition B.6, a Fund of Funds Adviser or a Fund of Funds’ Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation (including fees received pursuant to any plan adopted by a Fund or Actively-Managed Fund under Rule 12b-1 under the Act) received by the Fund of Funds Adviser, Trustee or Sponsor, or an affiliated person of the Fund of Funds Adviser, Trustee or Sponsor, from a Fund or an Actively-Managed Fund in connection with the investment by the Fund of Funds in such Fund or Actively-Managed Fund. In addition, the Fund of Funds Sub-Adviser will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation (including fees received pursuant to any plan adopted by a Fund or Actively-Managed Fund under Rule 12b-1 under the Act) received by the Fund of Funds Sub-Adviser or an affiliated person of the Fund of Funds Sub-Adviser, from a Fund or an Actively-Managed Fund in connection with the investment by the Fund of Funds in a Fund or Actively-Managed Fund, as the case may be, made at the direction of the Fund of Funds’ Sub-Adviser. Condition B.7 prevents any sales charges or service fees on shares of a Fund of Funds from exceeding the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.64

3.           Complex Structures

The PPI Report also expressed concern about the creation of more complex vehicles that would not serve any meaningful purpose.65 The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends upon whether the investment vehicle offers an investor “any special benefits not otherwise available.” Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions. Investing in the Funds or the Actively-Managed Funds would serve several meaningful purposes and offer special benefits to the Funds of Funds. Applicants further submit that the Fund of Funds Adviser will provide investment services to the Funds of Funds that will likely differ from, not merely duplicate, the advisory services provided by the Adviser and Sub-Adviser to the Funds or the investment adviser or any sub-adviser to Actively-Managed Funds, as the case may be. Applicants expect that the Funds and Actively-Managed Funds would be used as an investment management tool to employ specific investment strategies.

64     Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

65     PPI Report at 321.

Shares and shares of the Actively-Managed Funds may provide Funds of Funds with an easy way to gain instant exposure to a variety of market segments through a single, relatively low cost transaction and also are extremely flexible investment tools. For example, a Fund of Funds could use Shares of Funds or Shares of an Actively-Managed Fund to quickly and easily: (1) invest cash in a liquid instrument that has a high correlation to the Funds of Funds’ benchmark, while at the same time maximizing the potential to outperform the benchmark; (2) effectively manage cash flows thus enabling the Fund of Funds to stay as fully invested as possible; (3) immediately diversify market segments or other exposure; (4) immediately modify style exposure, short or hedge benchmark exposure while at the same time maximizing the potential to outperform the benchmark; and (5) implement long/short strategies between active and passive management styles. In addition, Shares and shares of an Actively-Managed Fund are bought and sold on Exchanges like other listed securities throughout the trading day at market prices close to NAV, can be sold short without regard to the up-tick provisions of Rule 10a-1 under the Exchange Act (i.e., Shares of Funds and Shares of an Actively-Managed Fund can be sold on a downtick), can be purchased on margin, can be purchased or sold by limit order, and are valued on a real time basis. Index-based ETFs are already being used by institutional investors for these purposes, particularly as a “place to park cash.”66

In addition, Applicants submit that Condition B.12 addresses concerns over meaninglessly complex arrangements. Under Condition B.12, no Fund or Actively-Managed Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund or Actively-Managed Fund, as the case may be, to purchase shares of other investment companies for short-term cash management purposes.

VI.	EXPRESS CONDITIONS TO THE APPLICATION

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.	Exchange Traded Fund Relief

1.	As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

2.
No Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.
The website for each Fund, which is and will be publicly accessible at no charge, will contain the prior Business Day’s NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price in relation to the NAV, on a per Share basis, for each Fund.

4.	The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange traded funds.

B.	Section 12(d)(1) Relief

1.
The members of a Fund of Funds’ Advisory Group will not control (individually or in the aggregate) any Fund or Actively-Managed Fund within the meaning of Section 2(a)(9) of the Act. The members of a Fund of Funds’ Sub-Advisory Group will not control (individually or in the aggregate) any Fund or Actively-Managed Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund or Actively-Managed Fund, a Fund of Funds’ Advisory Group or a Fund of Funds’ Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund or Actively-Managed Fund, it will vote its Shares of the Fund or shares of the Actively-Managed Fund, as the case may be, in the same proportion as the vote of all other holders of such shares. This condition does not apply to a Fund of Funds’ Sub-Advisory Group with respect to a Fund or an Actively-Managed Fund for which the Fund of Funds Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

66     See Ian Salisbury, Individuals Now Rule ETF Realm – Barclays, State Street Cite Low Costs, Investing Ease In Appeal on Main Street, WALL ST. J., August 1, 2006.

2.
No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund or an Actively-Managed Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or its Fund Affiliate or the Actively-Managed Fund or its Fund Affiliate, as the case may be.

3.
The board of directors or trustees of an Investing Management Company, including a majority of the non-interested directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and any Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund or its Fund Affiliate or an Actively-Managed Fund or its Fund Affiliate, as the case may be, in connection with any services or transactions.

4.
No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund or an Actively-Managed Fund) will cause a Fund or an Actively-Managed Fund to purchase a security in an Affiliated Underwriting.

5.
Before investing in a Fund or an Actively-Managed Fund in excess of the limits in Section 12(d)(1)(A), the Fund of Funds and the Fund or Actively-Managed Fund, as the case may be, will execute a FOF Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund or shares of an Actively-Managed Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Fund or the Actively-Managed Fund of the investment. At such time, the Fund of Funds will also transmit to the Fund or the Actively-Managed Fund, as the case may be, a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Fund or the Actively-Managed Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund or the Actively-Managed Fund and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

6.
The Fund of Funds Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund or an Actively-Managed Fund under Rule 12b-1 under the Act) received from a Fund or an Actively-Managed Fund by the Fund of Funds Adviser, Trustee or Sponsor, or an affiliated person of the Fund of Funds Adviser, Trustee or Sponsor, other than any advisory fees paid to the Fund of Funds Adviser, Trustee or Sponsor, or its affiliated person by the Fund or the Actively-Managed Fund, in connection with the investment by the Fund of Funds in the Fund or Actively-Managed Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund or an Actively-Managed Fund by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund or the Actively-Managed Fund, as the case may be, in connection with the investment by the Investing Management Company in the Fund or Actively-Managed Fund, as the case may be, made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

7.	Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

8.
Once an investment by a Fund of Funds in the securities of a Fund or an Actively-Managed Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Fund’s or the Actively-Managed Fund’s Board, as the case may be, including a majority of directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“non-interested Board members”), will determine that any consideration paid by the Fund or the Actively-Managed Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund or the Actively-Managed Fund; (ii) is within the range of consideration that the Fund or the Actively-Managed Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund or an Actively-Managed Fund, as the case may be, and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

9.
The Board of a Fund and of an Actively-Managed Fund, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund or the Actively-Managed Fund, as the case may be, in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Fund or the Actively-Managed Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Fund or the Actively-Managed Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund or the Actively-Managed Fund, as the case may be; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund or the Actively-Managed Fund, as the case may be, in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

10.
Each Fund and each Actively-Managed Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund or the Actively-Managed Fund, as the case may be, exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

11.
Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the non-interested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund or any Actively-Managed Fund in which the Investing Management Company may invest. These findings and their basis will be fully recorded in the minute books of the appropriate Investing Management Company.

12.
No Fund or Actively-Managed Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund or Actively-Managed Fund, as the case may be, to purchase shares of other investment companies for short-term cash management purposes.

VII.	PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

Pursuant to Rule 0-2(f) under the Act, Applicants state that its address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application. The Authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit A. The Verifications required by Rule 0-2(d) under the Act is included in this Application as Exhibit B.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this Application.

All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

EXHIBIT A-1

AUTHORIZATION
RULE 0-2(c)(2)

RADIANCE ETF TRUST

In accordance with Rule 0-2(c) under the Act, Eric W. Falkeis, in his capacity as Initial Trustee of the Radiance ETF Trust (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to his general authority as Initial Trustee of the Trust and pursuant to the following resolutions adopted by the Initial Trustee of the Trust on April 3, 2012:

RESOLVED, that the Initial Trustee be, and he hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) an application for an order granting pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, granting pursuant to Sections 6(c) and 17(b) of the Act an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and granting pursuant to Section 12(d)(1)(J) of the Act an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

RESOLVED, that the Initial Trustee and his designees be, and they hereby are, authorized to prepare and file response letters to respond to comments of the SEC (whether oral or written) on the Application with the SEC, and take any and all other actions relating to the registration of the Trust and shares of the Trust under the Act and the Securities Act of 1933, as amended.

RESOLVED, that any and all actions heretofore taken by the Initial Trustee and his designees relating to the Application be, and each hereby is, ratified, confirmed and approved in all respects.

RESOLVED, that the Initial Trustee and his designees be, and each of them hereby is, authorized to take all such actions and to execute all such documents as they may deem necessary or desirable to obtain the approval of the SEC’s Division of Investment Management of the Application.

Radiance ETF Trust

By: /s/ Eric W. Falkeis Name: Eric W. Falkeis
Title: Initial Trustee
Dated: July 23, 2012

EXHIBIT A-2

AUTHORIZATION
RULE 0-2(c)(2)

US  BANCORP FUND SERVICES, LLC

In accordance with Rule 0-2(c) under the Act, Eric W. Falkeis states that all actions necessary to authorize the execution and filing of this Application by US Bancorp Fund Services, LLC have been taken, and that the undersigned is authorized to execute and file the same on behalf of US Bancorp Fund Services, LLC and all actions necessary to execute and file such instrument have been taken.

US Bancorp Fund Services, LLC

By: /s/ Eric W. Falkeis Name: Eric W. Falkeis
Title: Chief Financial Officer
Dated: July 23, 2012

EXHIBIT A-3

AUTHORIZATION
RULE 0-2(c)(2)

RADIANCE ASSET MANAGEMENT, LLC

In accordance with Rule 0-2(c) under the Act, Tina K. Singh states that all actions necessary to authorize the execution and filing of this Application by Radiance Asset Management, LLC have been taken, and that the undersigned is authorized to execute and file the same on behalf of Radiance Asset Management, LLC and all actions necessary to execute and file such instrument have been taken.

RADIANCE ASSET MANAGEMENT, LLC

By: /s/ Tina K. Singh Name: Tina K. Singh
Title: Manager and President
Dated: July 23, 2012

EXHIBIT A-4

AUTHORIZATION
RULE 0-2(c)(2)

QUASAR DISTRIBUTORS, LLC

In accordance with Rule 0-2(c) under the Act, James Schoenike states that all actions necessary to authorize the execution and filing of this Application by Quasar Distributors, LLC have been taken, and that the undersigned is authorized to execute and file the same on behalf of Quasar Distributors, LLC and all actions necessary to execute and file such instrument have been taken.

Quasar Distributors, LLC

By: /s/ James Schoenike Name: James Schoenike
Title: President
Dated: July 23, 2012

EXHIBIT B-1

VERIFICATION
RULE 0-2(d)

RADIANCE ETF TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Radiance ETF Trust, that he is the Initial Trustee of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Radiance ETF Trust

By: /s/ Eric W. Falkeis Name: Eric W. Falkeis
Title: Initial Trustee
Dated: July 23, 2012

EXHIBIT B-2
VERIFICATION
RULE 0-2(d)

US  BANCORP FUND SERVICES, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of US Bancorp Fund Services, LLC, that he is the Chief Financial Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

US Bancorp Fund Services, LLC

By: /s/ Eric W. Falkeis Name: Eric W. Falkeis
Title: Chief Financial Officer
Dated: July 23, 2012

EXHIBIT B-3
VERIFICATION
RULE 0-2(d)

RADIANCE ASSET MANAGEMENT, LLC

The undersigned, being duly sworn, deposes and says that she has duly executed the attached application for and on behalf of Radiance Asset Management, LLC, that she is the Manager and President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Radiance Asset Management, LLC

By: /s/ Tina K. Singh Name: Tina K. Singh
Title: Manager and President
Dated: July 23, 2012

EXHIBIT B-4
VERIFICATION
RULE 0-2(d)

QUASAR DISTRIBUTORS, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Quasar Distributors, LLC, that he is the President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Quasar Distributors, LLC

By: /s/ James Schoenike Name: James Schoenike
Title: President
Dated: July 23, 2012

EXHIBIT C

Description of Initial Fund

Objective:  The Large Cap Index Fund is designed to closely track the S&P 500 index, which is compiled by Standard and Poor’s (S&P), a subsidiary of McGraw Hill.

Process:  The Large Cap Index Fund is comprised of equity securities (stocks) that are constituent equity securities in the S&P 500 index. The S&P 500 index is designed to measure 500 large capitalization companies in which S&P attempts to maintain a diverse and full range representing the U.S. economy.  The Fund’s process is to:

1.	Obtain all constituent names, identifiers and weights for the S&P 500 index.

2.	Create a portfolio that is a subset of the S&P 500 index.

a.	Use a covariance-based risk model and a quadratic optimizer. The subset portfolio will have the lowest forecasted tracking error relative to the index for the given number of assets.

or

b.
Use a linear programming model to employ a stratified sampling approach. Select securities from the index so that the resulting subset portfolio has similar characteristics on features such as sector weight, market capitalization band, beta and style.

3.	Apply a proprietary methodology to the subset portfolio to determine the weights of the securities in the subset portfolio.

4.	Rebalance the portfolio periodically and adjust for corporate actions throughout the year according to the index rules and methodology.